 LightPath Technologies, Inc. S-8

Exhibit 4.15

AMENDMENT NO. 6 TO THE

AMENDED AND RESTATED LIGHTPATH TECHNOLOGIES, INC.

OMNIBUS INCENTIVE PLAN

January 29, 2015

The Amended and Restated LightPath Technologies, Inc. Omnibus Incentive Plan (the “Plan”) is hereby amended by increasing the “Plan Maximum,” as defined in Section 6 of the Plan, from 2,715,625 shares of Class A Common Stock to 3,915,625 shares of Class A Common Stock, subject to adjustment as provided in Section 15 of the Plan. This Amendment No. 6 to the Amended and Restated LightPath Technologies, Inc. Omnibus Incentive Plan was adopted by the Board of Directors on October 30, 2014, and approved by the stockholders of LightPath Technologies, Inc. on and effective as of January 29, 2015.